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200 West Stree! / New York. NY 10282-2198
212 902 1000

RECEIV"         :l

                                                                          JAN 1
4 2025
                                                                       OFFICE
OF THE SEC        PY

                      (Goldman

                      Sachs




  January 6, 2025




  U,S. Securities and Exchange Commission
  Office of the Secretary
  100 F Street, N.E.
  Washington, D.C. 20549

           RE: USA Rare Earth. LL.C


   Ladies and Gentlemen:

   Goldman Sachs & Co. LLC ("Goldman Sachs") hereby submits the enclosed resignation letter
   (the "Resignation Letter). The Resignation Letter was previously delivered to USA Rare
   Earth. LAC (the "Target) to inform the Target that Goldman Sachs has resigned and ceased to act as financial advisor and any related capacity, relationship or role in connection with the proposed business combination of Inflection Point Acquistion Corp. II (the "Company") and
   Target, and that Goldman Sachs will not be responsible for any part of the Company's
   Registration Statement on Form S-4 (File No. 333-283181). including any amendments thereto or documents incorporated therein (the "Registration Statement"). Goldman Sachs has also notified the Company about the foregoing.

   This letter is being furnished to the U.S. Securities and Exchange Commission (the
   "Commission") in accordance with Section I (b)(I) of the Securities Act of 1933, as amended.
   to notify the Commission that Goldman Sachs will not be responsible for the contents of the
   Registration Statement.

   If you should have any questions regarding these matters, please contact the undersigned by phone at (212)902-4012 or by email at daniel.young@gs.com.




                  Securities and Investment Services Provided by Goldman Sachs & Co. LLC